Exhibit 99.9

Form of Advertisement

Infosys Limited Regd. office: Electronics City, Hosur Road, Bangalore – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2014 prepared in compliance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

(in crore, except share and per equity share data)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2014	2013	2013	2014	2013
Revenues	12,875	13,026	10,454	50,133	40,352
Cost of sales	8,117	8,321	6,802	32,141	25,280
Gross profit	4,758	4,705	3,652	17,992	15,072
Selling and marketing expenses	640	644	518	2,625	2,034
Administrative expenses	837	802	672	3,326	2,609
Operating profit	3,281	3,259	2,462	12,041	10,429
Other income, net	851	731	674	2,669	2,359
Profit before income taxes	4,132	3,990	3,136	14,710	12,788
Income tax expense	1,140	1,115	742	4,062	3,367
Net profit	2,992	2,875	2,394	10,648	9,421
Paid-up equity share capital (par value 5/- each, fully paid)	286	286	286	286	286
Share premium, retained earnings and other components of equity*	39,511	39,511	33,175	39,511	33,175
Earnings per share (par value 5/- each)
Basic	52.36	50.32	41.89	186.35	164.87
Diluted	52.36	50.32	41.89	186.35	164.87
Total Public Shareholding **
Number of shares	39,02,57,428	39,26,38,755	41,12,67,871	39,02,57,428	41,12,67,871
Percentage of shareholding	67.96	68.37	71.62	67.96	71.62
Promoters and Promoter Group Shareholding
Pledged / Encumbered
Number of shares	–	–	–	–	–
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	–	–	–	–	–
Percentage of shares (as a % of the total share capital of the Company)	–	–	–	–	–
Non-encumbered
Number of shares	9,15,08,078	9,15,08,078	9,20,85,078	9,15,08,078	9,20,85,078
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00	100.00	100.00	100.00	100.00
Percentage of shares (as a % of the total share capital of the Company)	15.94	15.94	16.04	15.94	16.04

* Represents the previous accounting year balance as required under Clause 41 of the Listing Agreement.

**	Total Public Shareholding as defined under Clause 40A of the Listing Agreement excludes shares held by founders and American Depository Receipt Holders.

1.	The audited consolidated financial statements for the quarter and year ended March 31, 2014 have been taken on record by the Board of Directors at its meeting held on April 15, 2014. The statutory auditors have expressed an unqualified audit opinion. The information presented above is extracted from the audited consolidated financial statements. The consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

2.	The Board appointed Ms Carol M Browner as an Additional Director of the Company. Her appointment shall be effective on the date Ms. Browner receives her Director Identification Number from the Ministry of Corporate Affairs, Government of India.

3.	During the quarter ended March 31, 2014, the Company incorporated a subsidiary company, Edgeverve Systems Limited.

4.	Information on dividends for the quarter and year ended March 31, 2014

The Board of Directors recommended a final dividend of 43/- per equity share for the financial year ended March 31, 2014. The payment is subject to the approval of the shareholders in the ensuing Annual General Meeting of the Company to be held on June 14, 2014. The book closure date for the purpose of the Annual General Meeting and payment of the final dividend is May 31, 2014 to June 14, 2014 (both days inclusive).

(in )

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2014	2013	2013	2014	2013
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	20.00	15.00
Final dividend	43.00	–	27.00	43.00	27.00
Total dividend	43.00	–	27.00	63.00	42.00

The Company’s current policy is to pay dividends up to 30% of post-tax profits. The Board has decided to increase the dividend pay-out ratio to up to 40% of post-tax profits effective fiscal 2014.

5. Other information (Consolidated - Audited)

(in crore)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2014	2013	2013	2014	2013
Staff costs	7,271	7,346	6,065	28,834	22,566
Items exceeding 10% of aggregate expenditure	–	–	–	–	–
Details of other income:
Interest income on deposits and certificates of deposit	582	537	490	2,156	1,792
Income from available-for-sale financial assets	58	62	54	224	230
Miscellaneous income, net	28	12	7	59	79
Gains/(losses) on foreign currency	183	120	123	230	258
Total	851	731	674	2,669	2,359

6. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2014	2013	2013	2014	2013
Revenues	11,366	11,534	9,329	44,341	36,765
Profit before exceptional items and tax	3,887	3,831	3,022	14,002	12,274
Profit before tax	3,887	3,831	3,022	14,002	12,357
Profit for the period	2,883	2,735	2,305	10,194	9,116

Note: The audited results of Infosys Limited for the above mentioned periods are available on our website www.infosys.com. The information above has been extracted from the audited financial statements as stated.

7. Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended March 31, 2014

Nature of complaints received	Opening balance	Additions	Disposal	Closing balance
Non-receipt of dividend / Annual Report related	–	95	95	–

8. Consolidated statement of assets and liabilities (IFRS Consolidated Audited)

(in crore)

Particulars	As at
	March 31, 2014	March 31, 2013
EQUITY AND LIABILITIES
Shareholders’ funds
Share capital	286	286
Reserves and surplus	47,244	39,511
Sub-total-Shareholders' funds	47,530	39,797
Minority interests	–	–
Non-current liabilities
Deferred tax liabilities	64	119
Other long-term liabilities	323	149
Sub-total-Non-current liabilities	387	268
Current liabilities
Trade payables	173	189
Other current liabilities	8,586	5,884
Short-term provisions	379	213
Sub-total-Current liabilities	9,138	6,286
TOTAL - EQUITY AND LIABILITIES	57,055	46,351
ASSETS
Non-current assets
Fixed assets	8,229	6,836
Goodwill on consolidation	2,157	1,976
Non-current investments	1,252	394
Deferred tax assets	656	503
Other non-current assets	1,742	1,329
Sub-total-Non-current assets	14,036	11,038
Current assets
Current investments	3,056	1,739
Trade receivables	8,351	7,083
Cash and cash equivalents	25,950	21,832
Other current assets	5,662	4,659
Sub-total-Current assets	43,019	35,313
TOTAL - ASSETS	57,055	46,351

The above disclosure is in compliance with Clause 41(V)(h) and Annexure IX of the Listing Agreement. The disclosure is an extract of the audited IFRS Consolidated Balance Sheet as at March 31, 2014.

9. Segment reporting (IFRS Consolidated Audited)

(in crore)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2014	2013	2013	2014	2013
Revenue by industry segment
Financial Services and Insurance (FSI)	3,749	3,814	3,160	14,698	12,240
Manufacturing (MFG)	2,809	2,808	2,186	10,853	8,352
Energy & utilities, Communication and Services (ECS)	2,075	2,050	1,656	7,932	6,407
Retail, Consumer packaged goods and Logistics (RCL)	2,132	2,205	1,684	8,346	6,845
Life Sciences and Healthcare (LSH)	844	897	697	3,399	2,363
Growth Markets (GMU)	1,266	1,252	1,071	4,905	4,145
Total	12,875	13,026	10,454	50,133	40,352
Less: Inter-segment revenue	–	–	–	–	–
Net revenue from operations	12,875	13,026	10,454	50,133	40,352
Segment profit before tax, depreciation and non-controlling interests:
Financial Services and Insurance (FSI)	1,189	1,154	975	4,349	3,805
Manufacturing (MFG)	705	671	458	2,452	2,130
Energy & utilities, Communication and Services (ECS)	633	575	447	2,274	1,755
Retail, Consumer packaged goods and Logistics (RCL)	627	649	418	2,221	2,058
Life Sciences and Healthcare (LSH)	205	204	173	749	643
Growth Markets (GMU)	284	368	299	1,373	1,171
Total	3,643	3,621	2,770	13,418	11,562
Less: Other unallocable expenditure	362	362	308	1,377	1,133
Add: Unallocable other income	851	731	674	2,669	2,359
Profit before tax and non-controlling interests	4,132	3,990	3,136	14,710	12,788

Notes on segment information

Business segments

Effective quarter ended March 31, 2014, the Company reorganized its segments consequent to which the business segments of the company are as set out above. The previous period figures, extracted from the audited consolidated financial statements, have been presented after incorporating necessary reclassification adjustments pursuant to changes in the reportable segments.

Segmental capital employed

Assets and liabilities used in the Company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

By order of the Board

for Infosys Limited

Bangalore, India April 15, 2014	S. D. Shibulal Chief Executive Officer and Managing Director

The Board has also taken on record the unaudited consolidated results of Infosys Limited and its subsidiaries for the three months and year ended March 31, 2014, prepared as per International Financial Reporting Standards (IFRS). A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2014	2013	2013	2014	2013
Revenues	2,092	2,100	1,938	8,249	7,398
Cost of sales	1,318	1,341	1,261	5,292	4,637
Gross profit	774	759	677	2,957	2,761
Net profit	487	463	444	1,751	1,725
Earnings per Equity Share
Basic	0.85	0.81	0.78	3.06	3.02
Diluted	0.85	0.81	0.78	3.06	3.02
Total assets	9,522	8,733	8,539	9,522	8,539
Cash and cash equivalents including available-for-sale financial assets (current) and certificates of deposit	4,841	4,236	4,341	4,841	4,341

Certain statements in this advertisement concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2013 and on Form 6-K for the quarter ended December 31, 2013. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of this advertisement is April 15, 2014, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.